AMMENDMENT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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CM

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-34082



10030343

FACING PAGE
Required of Brokers and Dealers Pursuant to Section 17 of the
-ities Exchange Act of 1934 and Rule 17a-5 Thereunder

BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Financial Equity Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. C. Acosta + Associates

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/25



R.C. Acosta & Associates, CPA's, PC

Certified Public Accountants
A Professional Corporation

10930 N. Tatum Blvd., Suite C-101
Phoenix, Arizona 85028
602·971·5080
FAX 602·971·0177

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
First Financial Equity Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by First Financial Equity Corporation and Subsidiary and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and Securities Investor Protection Corporation (SIPC), specified parties of report, solely to assist you and the other specified parties in evaluating First Financial Equity Corporation and Subsidiary's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). First Financial Equity Corporation and Subsidiary's management is responsible for First Financial Equity Corporation and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective First Financial Equity Corporation Cash Disbursement Journals and copies of any related disbursement transactions requested such as check copy for assessment payment in Form SIPC-7T noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (including statement of income (loss) portion of FOCUS reports filed previously for quarters ended June 30, 2009, September 30, 2009, and December 31, 2009,

and accrual basis internally prepared "income statement" for the year ended December 31, 2009, and for the period from April 1, 2009 through December 31, 2009, as applicable) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (including statement of income (loss) portions of FOCUS report filed previously for quarters ended June 30, 2009, September 30, 2009, and December 31, 2009, and accrual basis internally prepared "income statement" for the year ended December 31, 2009, and for the period from April 1, 2009 through December 31, 2009, as applicable) supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Phoenix, Arizona
March 24, 2010



R.C. Acosta & Associates, CPA's, PC

Certified Public Accountants
A Professional Corporation

10930 N. Tatum Blvd., Suite C-101
Phoenix, Arizona 85028
602·971·5080
FAX 602·971·0177

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
First Financial Equity Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by First Financial Equity Corporation and Subsidiary and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and Securities Investor Protection Corporation (SIPC), specified parties of report, solely to assist you and the other specified parties in evaluating First Financial Equity Corporation and Subsidiary's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). First Financial Equity Corporation and Subsidiary's management is responsible for First Financial Equity Corporation and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective First Financial Equity Corporation Cash Disbursement Journals and copies of any related disbursement transactions requested such as check copy for assessment payment in Form SIPC-7T noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (including statement of income (loss) portion of FOCUS reports filed previously for quarters ended June 30, 2009, September 30, 2009, and December 31, 2009,

and accrual basis internally prepared "income statement" for the year ended December 31, 2009, and for the period from April 1, 2009 through December 31, 2009, as applicable) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (including statement of income (loss) portions of FOCUS report filed previously for quarters ended June 30, 2009, September 30, 2009, and December 31, 2009, and accrual basis internally prepared "income statement" for the year ended December 31, 2009, and for the period from April 1, 2009 through December 31, 2009, as applicable) supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

R. C. Acosta & Associates, CPA's, PC

Phoenix, Arizona
March 24, 2010